SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                SCHEDULE 13G/A

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 10)



                                  PRAB, INC.
-----------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock $.10 Par Value
                        (Title of Class of Securities)
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                                 739413 10 2
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                                (CUSIP Number)



           Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

                               [     ]    Rule 13d-1(b)

                               [     ]    Rule 13d-1(c)

                               [ X ]      Rule 13d-1(d)

           *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

           The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







CUSIP No   739413 10 02
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     1)    Names of Reporting Persons I.R.S. Identification Nos. of Above
           Persons (entities only)
                 John J. Wallace
                 Patricia deBlank Klink
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     2)    Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)
           (b)
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     3)    SEC Use Only
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     4)    Citizenship or Place of Organization
                 John J. Wallace, United States Citizen
                 Patricia deBlank Klink, United States Citizen
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     Number of        (5)  Sole Voting Power                          256,457
     Shares           -------------------------------------------------------
     Beneficially
     Owned by         (6)  Shared Voting Power                              0
     Each             -------------------------------------------------------
     Reporting
     Person           (7)  Sole Dispositive Power                     256,457
     With:            -------------------------------------------------------

                      (8)  Shared Dispositive Power                         0
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     9)    Aggregate Amount Beneficially Owned by Each Reporting Person
                 John J. Wallace                                      256,457
                 Patricia deBlank Klink                               256,457

     10) Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)

     11)   Percent of Class Represented by Amount in Row 9               14.6%
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     12)   Type of Reporting Person (See Instructions)
                 John J. Wallace               IN
                 Patricia deBlank Klink        IN
-----------------------------------------------------------------------------





Item 1(a)  Name of Issuer:                                         Prab, Inc.

Item 1(b)  Address of Issuer's Principal
           Executive Offices:                          5944 East Kilgore Road
                                                         Kalamazoo, MI  49003

Item 2(a)  Name of Person Filing:                             John J. Wallace
                                                       Patricia deBlank Klink
           This is a joint filing pursuant to Rule 13d-1(k)(1) and is made on behalf of both Mr. Wallace and Ms. Klink.

Item 2(b)  Address of Principal Business Office or
           if none, Residence:
             John J. Wallace               1187 Coast Village Road, Suite 10M
                                                          Montecito, CA 93108
             Patricia deBlank Klink        1187 Coast Village Road, Suite 10M
                                                          Montecito, CA 93108

Item 2(c)  Citizenship:            John J. Wallace              United States
                            Patricia deBlank Klink              United States

Item 2(d)  Title of Class of Securities:                         Common Stock
                                                               $.10 Par Value

Item 2(e)  CUSIP Number:                                          739413 10 2

Item 3                                                         Not Applicable

Item 4     Ownership:

      (a)  Amount Beneficially Owned:         J ohn J. Wallace   256,457(1)(2)
                                        Patricia deBlank Klink   256,457(1)(2)

      (b)  Percent of Class:                                              14.6%

      (c)  Number of shares as to which such person has:

              (i)   sole power to vote or to direct
                       the vote                                  256,457(1)(2)
              (ii)  shared power to vote or to
                       direct the vote                                 0
              (iii) sole power to dispose or to
                       direct the disposition of                 256,457(1)(2)
              (iv)  shared power to dispose or to
                       direct the disposition of                       0

              (1) Includes 245,263 shares held in a revocable trust of which John J. Wallace is the grantor and beneficiary and Patricia deBlank Klink is the trustee. As trustee, Ms. Klink holds sole voting, investment and dispositive power for such shares. Mr. Wallace has the right, at any time, to revoke the trust and obtain sole voting, investment and dispositive power for such shares.




              (2) Includes 11,194 shares owned by John J. Wallace as to which Mr. Wallace has granted voting, investment and dispositive power to Patricia deBlank Klink pursuant to a Power of Attorney. Mr. Wallace has the right, at any time, to revoke the Power of Attorney and obtain sole voting, investment and dispositive power for such shares.


Signature.

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 12, 2000
----------------------------
Date


/s/ Patricia deBlank Klink
----------------------------
Patricia deBlank Klink
*Attorney-in-Fact for John J. Wallace


/s/ Patricia deBlank Klink
----------------------------
Patricia deBlank Klink,
Trustee and Agent




* Evidence of authority to sign on behalf of such person is attached as
Exhibit 2.





                        EXHIBIT 1 TO AMENDMENT NO. 10
                               TO SCHEDULE 13G

             FILED BY JOHN J. WALLACE AND PATRICIA deBLANK KLINK

                 AGREEMENT REGARDING FILING OF SCHEDULE 13G/A


           The undersigned hereby agree that the Schedule 13G/A dated
April 12, 2000, filed by the undersigned is filed on behalf of each of them.




Dated:   April 12, 2000                /s/ Patricia deBlank Klink
                                       --------------------------------------
                                        Patricia deBlank Klink,
                                        *Attorney-in-Fact for John J. Wallace


                                        /s/ Patricia deBlank Klink
                                       --------------------------------------
                                        Patricia deBlank Klink,
                                        Trustee and Agent



* Evidence of authority to sign on behalf of such person is attached as
  Exhibit 2.







                          EXHIBIT 2 TO AMENDMENT 10
                               TO SCHEDULE 13G


                              POWER OF ATTORNEY


           The person signing below hereby designates Patricia deBlank Klink as his Attorney-in-Fact with power to: (i) execute on behalf of such person and file with the SEC, Schedule 13G and all amendments thereto, under the Securities Exchange Act of 1934 for common stock of Prab, Inc.; and (ii) execute on behalf of such person and file with the SEC, Forms 3, 4 and 5 and all amendments thereto, under the Securities Exchange Act of 1934 for common stock of Prab, Inc.

           This Power of Attorney shall be valid for actions taken on or before December 31, 2001.


Dated:  April 12, 2000                            /s/ John J. Wallace
                                                  --------------------
                                                  John J. Wallace